[redacted]

04015470

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29418

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 (MM/DD/YY) AND ENDING March 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curbstone Financial Management Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

741 Chestnut Street
(No. and Street)

Manchester (City) New Hampshire (State) 03104 (Zip Code)

RECEIVED MAY 26 2004 MAIL PROCESSING SECTION WASH. D.C. 187

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas M. Lewry (603) 624-8462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roy & Bentas, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

697A Union Street (Address) Manchester (City) New Hampshire (State) 03104 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas M. Lewry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curbstone Financial Management Corporation, as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER L. DUHAIME, Notary Public
My Commission Expires January 7, 2009

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

COMPUTATION OF NET CAPITAL

MARCH 31, 2004

	Allowable Assets	Focus Report Part 11A
Cash	$ 74,147	$ 74,147
Refundable State Tax	651	-
	Non-Allowable Assets	
Fees Receivable	-	34,264
Refundable State Tax	-	179
Furniture & Fixtures	815	1,731
Computer Equipment	14,285	20,291
Stock Exchange Seat	9,500	20,000
	24,600	76,465
Total Assets	$ 99,398	$150,612
Liabilities	$ 3,691	$ 3,142
Common Stock	$ 10,000	$ 10,000
Additional Paid-in Capital	253,615	253,615
Retained Earnings (Deficit)	(167,908)	(116,144)
	$ 95,707	$147,471
Total Assets	$ 99,398	$150,612
Total Liabilities	3,691	3,142
Net Worth	95,707	147,470
Non-Allowable Assets	24,600	76,465
Current Net Capital	71,107	71,005
Haircuts	-	-
Net Capital	71,107	71,005
Required Capital	50,000	50,000
Excess Net Capital	$ 21,107	$ 21,005

Note - The major differences were as a result of depreciation expense and fees receivable. No material inadequacies were found to exist since the previous audit of March 31, 2003.

George Bentas, CPA

Roy & Bentas, CPAs, P.C.
Certified Public Accountants

ROY & BENTAS, CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715; Fax (603) 668-6059

Item (e) - Statement of changes in Stockholders' Equity

	March 31, 2004	March 31, 2003
Common Stock	$ 10,000	$ 10,000
Additional Paid-in Capital	253,615	253,615
Retained Earnings (Deficit)	(167,908)	(125,589)
Total	$ 95,707	$138,026

Item (i) - Curbstone is exempt by K2II.

Item (n) - No material differences existed.

George Bentas, CPA

Roy & Bentas, CPAs, P.C.
Certified Public Accountants

ROY & BENTAS, CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715; Fax (603) 668-6059

May 19, 2004

To the Board of Directors of
Curbstone Financial Management Corporation
Manchester, New Hampshire

In planning and performing our audit of the financial statements of Curbstone Financial Management Corporation for the year ended March 31, 2004 (on which we have issued our report dated May 19, 2004), we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Curbstone Financial Management Corporation that we considered relevant to the objectives stated in Rule 17a-5 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Because of inherent limitations in any internal control structure or in the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

George Bentas, CPA

Roy & Bentas, CPAs, P.C.
Certified Public Accountants

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

Audited Financial Statements And Supplemental Information

For The Year Ended March 31, 2004

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

(See Independent Auditor's Report)

Table of Contents

ROY & BENTAS, CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715; Fax (603) 668-6059

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
of **Curbstone Financial Management Corporation**
Manchester, New Hampshire

We have audited the accompanying balance sheet of Curbstone Financial Management Corporation (a New Hampshire corporation) as of March 31, 2004 and the related statements of operations and retained earnings (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curbstone Financial Management Corporation as of March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

George Bentas, CPA

Roy & Bentas, CPAs, P.C.
Certified Public Accountants
Manchester, New Hampshire

May 19, 2004.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
BALANCE SHEET
MARCH 31, 2004

ASSETS

Current Assets:				
Cash and Cash Equivalents	$	74,147		
Refundable State Taxes		651		
Total Current Assets			$	74,798
Fixed Assets:				
Total Equipment and Furniture		213,528		
Less: Accumulated Depreciation		(198,428)		
Net Fixed Assets				15,100
Other Assets:				
Stock Exchange Seat	$	9,500		
Total Other Assets				9,500
Total Assets			**$**	**99,398**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:				
Accounts Payable - Trade	$	3,691		
Total Current Liabilities			$	3,691
Stockholders' Equity:				
Common Stock, par value $100/share, 100 shares authorized, issued and outstanding		10,000		
Additional Paid-In Capital		253,615		
Retained Earnings (Deficit)	$	(167,908)		
Total Stockholders' Equity				95,707
Total Liabilities and Stockholders' Equity			**$**	**99,398**

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
FOR THE YEAR ENDED MARCH 31, 2004

		Amounts	%
Revenues:			
Commissions and Fees	$	426,901	99.8%
Interest and Dividends		659	0.2%
Total Revenues		427,560	100.0%
Operating Expenses:			
Selling Expenses - See Supplemental Schedule		190,131	44.5%
General and Administrative Expenses - See Supplemental Schedule		278,840	65.2%
Total Operating Expenses		468,971	109.7%
Income (Loss) Before State Taxes		(41,411)	-9.7%
State Taxes		908	0.2%
Net Income (Loss)	$	(42,319)	-9.9%
Retained Earnings (Deficit) - April 1, 2003		(125,589)	
Retained Earnings (Deficit) - March 31, 2004	**$**	**(167,908)**	

See Independent Auditor's Report
The accompanying notes are an integral part of this statement

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2004

Cash Flows from Operating Activities:		
Net Income (Loss)		$ (42,319)
Adjustments to reconcile net income (loss) to net cash flows provided by (used for) operating activities:		
Depreciation	$ 6,922	
(Increase) Decrease in Refundable State Taxes	(472)	
Increase (Decrease) in Accounts Payable - Trade	550	
Total Adjustments		7,000
Net Cash Flows Provided by (Used for) Operating Activities		(35,319)
Cash Flows from Investing Activities:		
Cash Purchases of Computer Equipment	(4,393)	
Net Cash Flows Provided by (Used for) Investing Activities		(4,393)
Cash Flows from Financing Activities:		
Officer Loan Repayment	$ 11,000	
Net Cash Flows Provided by (Used for) Financing Activities		11,000
Net Decrease in Cash and Cash Equivalents		(28,712)
Cash and Cash Equivalents - April 1, 2003		102,859
Cash and Cash Equivalents - March 31, 2004		**$ 74,147**

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year For:

State Corporate Taxes	$ 1,200

See Independent Auditor's Report
The accompanying notes are an integral part of this statement

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
Notes to the Financial Statements
For The Year Ended March 31, 2004

NOTE 1 - Summary of Significant Accounting Policies:

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to U.S. generally accepted accounting principles and have been consistently applied.

A. Nature of Business

Curbstone Financial Management Corporation (hereafter "Company") was incorporated in the State of New Hampshire on February 9, 1983. The Company's principal line of business is that of an investment management firm and financial advisor. The Company's primary mission is to meet each client's investment requirements whether it is to generate income or manage capital. The Company's customers consist of individuals, Pension Plans, Estates and Trusts located in the State of New Hampshire. The Company's office is in Manchester, New Hampshire.

B. Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting. Revenues are recognized when earned rather than when received, and expenses are recognized when accrued rather than when cash is disbursed.

C. Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

D. Accounts Receivable and Uncollectible Accounts

Accounts receivables are recorded at net realizable value. The Company's policy is to record bad debts when realized. The Company had no bad debts expenses or accounts receivable for the fiscal year ended March 31, 2004.

E. Estimates Used in the Preparation of Financial Statements

The presentation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

-Continued on Next Page-

NOTE 1 - Summary of Significant Accounting Policies - Continued:

F. Fixed Assets and Depreciation

The Company records its fixed assets on a historical cost basis. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to operations as incurred, whereas major betterments are capitalized. Depreciation expense for the current period was $6,922. Fixed assets and accumulated depreciation consist of the following:

Description	Cost Basis	Accumulated Depreciation	Undepreciated Cost
Office Furniture & Equipment	$ 89,794	$ 88,979	$ 815
Computer Equipment	123,734	109,449	14,285
Totals	$ 213,528	$ 198,428	$ 15,100

G. Income Taxes

The Company does not record deferred tax assets and liabilities under *Statement of Financial Accounting Standards* (SFAS) No. 109 – *Accounting for Income Taxes*, because there are no temporary timing differences that would give rise to a deferred tax asset or liability for the fiscal year ended March 31, 2004. The Company employs straight-line depreciation for both financial statement and tax purposes, and all other timing differences are permanent.

H. Security Investments

The Company carries its security investments at market value and unrealized gains and losses are reflected in income.

I. Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the year ended March 31, 2004 was $810.

-Continued on Next Page-

NOTE 2 – Operating Lease Commitment:

The Company occupies its office space under a triple-net lease agreement with its stockholder/employee (See Note 3). The terms of this lease are for a period of Five (5) years from February 1, 2003 to January 31, 2008. The monthly payments are $4,604 for the first year, which then increase on each February 1st. In addition, the Company is responsible for all utilities, real estate taxes, insurance, and repairs and maintenance on the office. Rent expense totaled $55,195 for the fiscal year ended March 31, 2004.

The following is a schedule by years of future minimum rentals under the lease agreement in effect at March 31, 2004:

Years Ending March 31,		Office Rent
2005	$	57,483
2006	$	60,003
2007	$	62,643
2008	$	65,427

NOTE 3 – Related Party and Office Rent:

The Company has a lease agreement with its stockholder for its office space in Manchester, NH. The rental payments to the stockholder/employee totaled $55,195 for the fiscal ended March 31, 2004.

NOTE 4 – Pension Plan:

The Company has a non-contributory profit-sharing plan for its qualified employees. The Company has amended and restated its plan effective April 1, 1989 for its qualified employees to a 401(k) profit sharing plan. The plan is available for company employees who meet the eligibility requirements as set forth in the plan. Discretionary Company contributions to the plan totaled $5,159 for the fiscal year ended March 31, 2004. Required Company contributions to the plan totaled $3,011 for the fiscal year ended March 31, 2004.

-Continued on Next Page-

NOTE 5 – Net Capital and Aggregate Indebtedness:

Pursuant to S.E.C. Rule 15c3-1, the Company is required to maintain net capital of $50,000, or one-fifteenth of Aggregate Indebtedness, whichever is greater. Aggregate Indebtedness must not exceed Net Capital as those terms are defined by a ratio of more than 15 to 1. At March 31, 2004, the Company was in compliance with this Rule.

NOTE 6 – Clearing Arrangements:

Essentially all customer stock and bond transactions are introduced and cleared through Raymond James and Associates, Inc.

NOTE 7 – Common Stock and Ownership:

The Company is authorized and has issued one hundred (100) shares of stock at $100 par value. The stock was issued to the Company's President – Thomas Lewry.

SUPPLEMENTAL INFORMATION SCHEDULE

(See Independent Auditor's Report on the Supplemental Schedule)

ROY & BENTAS, CPAs, P.C.
Certified Public Accountants
697A Union Street, Manchester, NH 03104-3632
Telephone (603) 625-5715; Fax (603) 668-6059

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTAL SCHEDULE

To the Stockholder and Board of Directors
of **Curbstone Financial Management Corporation**
Manchester, New Hampshire

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

George Bentas, CPA

Roy & Bentas, CPAs, P.C.
Certified Public Accountants
Manchester, New Hampshire

May 19, 2004.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
SUPPLEMENTAL SCHEDULE OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED MARCH 31, 2004

Selling Expenses:		**Amounts**	**%**
Commissions	$	179,571	42.0%
Travel and Entertainment		9,149	2.1%
Advertising		810	0.2%
Sales Expenses		601	0.1%
Total Selling Expenses	$	**190,131**	**44.5%**

General and Administrative Expenses:			
Salary - Officer's	$	30,000	7.0%
Salaries - General		67,097	15.7%
Payroll Taxes		6,122	1.4%
Rent Paid to Officer		55,195	12.9%
Professional Services		15,154	3.5%
Office Supplies and Expenses		7,431	1.7%
Employee Benefits		10,283	2.4%
Pension Plan		8,170	1.9%
Telephone		10,637	2.5%
Depreciation		6,922	1.6%
Dues and Subscriptions		6,913	1.6%
Building Repairs and Maintenance		10,639	2.5%
Equipment Rental		3,176	0.7%
Licenses and Fees		6,977	1.6%
Postage		3,252	0.8%
Utilities		4,968	1.2%
Outside Services		2,076	0.5%
Real Estate Taxes		4,625	1.1%
Insurance		3,025	0.7%
Vehicle Expenses		3,297	0.8%
Officer's Life Insurance		3,521	0.8%
Donations to Local Charities		1,710	0.4%
Website Costs		7,650	1.8%
Total General and Administrative Expenses	$	**278,840**	**65.2%**

See Independent Auditor's Report
The accompanying notes are an integral part of this statement